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                                                             Exhibit (a)(1)(DDD)


                         [LETTERHEAD OF OMNICARE, INC.]


Omnicare                                                           news release
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           OMNICARE INCREASES MERGER PROPOSAL FOR NCS HEALTHCARE, INC.
                           TO $5.50 PER SHARE IN CASH

          Omnicare Extends Tender Offer for NCS Until December 27, 2002

COVINGTON, Ky., December 12, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, announced today that it has sent a letter to the Board of Directors of NCS HealthCare, Inc. (NCSS.OB), attaching an agreement and plan of merger pursuant to which Omnicare would acquire all of the outstanding shares of Class A and Class B common stock of NCS HealthCare for $5.50 per share.

Omnicare also announced that it has extended its tender offer for all of the outstanding shares of Class A common stock and Class B common stock of NCS. The offer, which was scheduled to expire at 12:00 Midnight, New York City time, on Thursday, December 12, 2002, has been extended until Friday, December 27, 2002, unless further extended.

As of the close of business on December 12, 2002, a total of 13,855,327 shares of Class A common stock of NCS had been tendered, which represents approximately 75% of the outstanding shares of Class A common stock, and a total of 24,782 shares of Class B common stock had been tendered, which represents less than 1% of the outstanding shares of Class B common stock.

The full text of the letter sent to the Board of Directors of NCS HealthCare follows:

         December 12, 2002

         BY FACSIMILE AND OVERNIGHT COURIER


         Board of Directors
         NCS HealthCare, Inc.
         3201 Enterprise Parkway, Suite 220
         Beachwood, Ohio 44122

         Gentlemen:

         Your advisors have informed us that Genesis Health Ventures, Inc. has now offered to acquire NCS HealthCare, Inc. for $3.50 per share in Genesis common stock and have asked us if we would reconsider our merger proposal.

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        In an effort to bring this matter to an expeditious and successful conclusion, we are revising our merger proposal, which was delivered to you on October 7, 2002. We have revised the Agreement and Plan of Merger between NCS and Omnicare (the "NCS/Omnicare Merger Agreement"), which is attached to this letter and has been executed by Omnicare, to provide that, if NCS executes the agreement, each outstanding share of NCS Class A and Class B common stock will be converted into the right to receive $5.50 per share in cash. All of the other terms of Omnicare's merger proposal remain substantially unchanged, other than the addition of a modest termination fee at the same percentage of transaction value as is included in the merger agreement between NCS and Genesis. We also remain committed to treating NCS creditors and bondholders in the same manner as they would have been treated in the NCS/Genesis merger. We are willing to consider paying all or part of the purchase price in Omnicare common stock and, as we have stated before and repeat here, are willing to discuss all aspects of our merger proposal.

        Omnicare's revised merger proposal provides substantial value to NCS stockholders that is demonstrably superior to the consideration offered by Genesis - both in the NCS/Genesis merger agreement and Genesis' revised proposal. Our revised merger proposal provides NCS stockholders with $2.00 per share (or 57%) more than Genesis' revised offer (and almost $4.00 per share more than the consideration offered in the NCS/Genesis merger agreement) and represents more than a 76% premium to today's closing price of NCS common stock.

        Omnicare's merger proposal presents a compelling opportunity for NCS and its stockholders, and we believe that our proposal is in the best interests of NCS and its stockholders.

        Omnicare has attached an executed copy of the NCS/Omnicare Merger Agreement to this letter. Therefore, NCS can accept the agreement by signing and returning a copy of the agreement to me by facsimile (859-392-3360) on or before the earliest of (i) the "Effective Time," if any, of the merger of Genesis and NCS (as defined in Section 1.3 of the NCS/Genesis merger agreement), (ii) two (2) calendar days after the date on which (A) the NCS/Genesis merger agreement is terminated by either NCS or Genesis in accordance with its terms, (B) a "Final Order" (as defined in Section 8.12(c) of the NCS/Genesis merger agreement) is entered enjoining or otherwise prohibiting Genesis or NCS from consummating their merger or (C) NCS stockholders fail to adopt the NCS/Genesis merger agreement and approve the transactions contemplated by the NCS/Genesis merger agreement at a meeting called for such purpose, (iii) any amendment or waiver of any of the provisions of the NCS/Genesis merger agreement, other than an amendment solely to reflect the $3.50 per share all-stock offer made by Genesis, and (iv) December 20, 2002 at 5:00 p.m. (EST).

        As you are aware, in order to accept the NCS/Omnicare Merger Agreement, each of the NCS/Genesis merger agreement and the voting agreements among NCS, Genesis and each of Messrs. Outcalt and Shaw shall have been terminated in accordance with their respective terms or otherwise on terms

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         satisfactory to Omnicare, as stated in the NCS/Omnicare Merger
         Agreement. If not accepted during the time period and in the manner set forth above, the NCS/Omnicare Merger Agreement will expire at the option of Omnicare, and Omnicare will no longer be bound by the terms of such agreement.

         If you have any questions or would like to discuss Omnicare's revised merger proposal or the terms of our tender offer, please do not hesitate to call me at 859-392-3305 or, if you would prefer, you can have your advisors call either Alan Hartman of Merrill Lynch (212-449-8585) or Mort Pierce of Dewey Ballantine LLP (212-259-6640).

         Sincerely,

         /s/

         Joel F. Gemunder
         President and Chief Executive Officer


Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.


About the Company

Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 746,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

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Statements in this press release concerning the timing of and opportunity to successfully conclude a transaction with NCS; the ultimate form of the consideration that may be paid for NCS; the relative value of Omnicare's proposal; and the opportunity that Omnicare's proposal presents for NCS and its stockholders, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                         Joele Frank/Andy Brimmer
Omnicare, Inc.                           Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                           (212) 355-4449, ext. 121